Exhibit 99

May 2, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

It is hereby informed that the penalties as given below has been imposed on the Bank. The details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations are included in the Annexures:

1. Penalty of Rs. 0.14 crore has been imposed on the Bank by GST Officer, Delhi (Details provided in Annexure 1)

2. Penalty of Rs. 0.002 crore has been imposed on the Bank by Assistant Commissioner of State Tax, Tamil Nadu (Details provided in Annexure 2)

3. Penalty of Rs. 0.02 crore has been imposed on the Bank by Assistant Commissioner – Customs & Central Tax, Telangana (Details provided in Annexure 3)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Annexure 1

Details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations w.r.t. Penalty of Rs. 0.14 crore has been imposed on the Bank by GST Officer, Delhi

Sr. no	Particulars	Details
1.	Name of the authority	GST Officer, Delhi
2.	Period Involved	F.Y. 2018-19
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of tax and disallowance of input tax credit - Order passed under section 73 (9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-04-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax and excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 1.55 crore (includes tax, interest, and penalty)

Annexure 2

Details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations w.r.t. Penalty of Rs. 0.002 crore has been imposed on the Bank by Assistant Commissioner of State Tax, Tamil Nadu

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner of State Tax, Tamil Nadu
2.	Period Involved	F.Y. 2018-19
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short reporting of exempt turnover - order passed u/s 125 of the TNGST/CGST Act 2017.
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-04-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short reporting of exempt turnover
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.002 crore

Annexure 3

Details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations w.r.t Penalty of Rs. 0.02 crore has been imposed on the Bank by Assistant Commissioner – Customs & Central Tax, Telangana

Sr. no	Particulars	Details
1.	Name of the authority	Assistant Commissioner – Customs & Central Tax, Telangana
2.	Period Involved	F.Y. 2018-19
3.	Nature and details of the action(s) taken, initiated or order(s) passed	Alleged short payment of tax and disallowance of input tax credit - Order passed under section 73(9) of CGST Act
4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	30-04-2024
5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged short payment of tax and excess availment of input tax credit
6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs. 0.23 crore (includes tax and penalty)